UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Subject Company (Issuer)

ALPHA HOLDINGS, INC.

(Name of Filing Persons (Offerors)

Common stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number of Class of Securities)

Hee Do Koo
CEO
Alpha Holdings, Inc.

Gangnam-gu Apguieong-ro 62-gil 17-10

Seoul, Korea

+82-2-517-8841

With a copy to:

Joon Kim

Lee & Ko

Hanjin Building 63 Namdaemun-ro Jung-gu

Seoul, Korea

+82-2-772-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i)(Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d)(Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to the preliminary communications, attached as Exhibit 99.1, made before the commencement of a potential tender offer by Alpha Holdings, Inc. and or its affiliates and other designees (“Purchaser”) for 35% of the outstanding shares of common stock of OncoSec Medical Incorporated (the “Company”).

The proposed Tender Offer for the outstanding common stock has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell the company’s common stock. The solicitation and the offer to purchase the common stock will only be made pursuant to an offer to purchase and related materials filed with the Securities and Exchange Commission (the “SEC”). At the time a tender offer is commenced, purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and the company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. THE company’S STOCKHOLDERS ARE ADVISED TO READ ANY SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND ANY SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Alpha Holdings, Inc. dated January 15, 2020